Exhibit 3.01

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 11:00 AM 06/06/2000 001286426 - 3206568
CERTIFICATE OF FORMATION
OF
UDS LOGISTICS, LLC
          This Certificate of Formation of UDS Logistics, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.
1.	The name of the Company is UDS Logistics, LLC.

2.	The name and address of the registered agent of the Company shall be The Corporation Trust Company. 1209 Orange Street, Wilmington, Delaware 19801.

3.	The address of the registered office of the Company in Delaware is 1209 Orange Street, Wilmington, Delaware 19801.
          IN WITNESS WHEREOF, the undersigned, an authorized person or agent or attorney-in-fact of the Company, has caused this Certificate of Formation to be duly executed as of the 5th day of June, 2000.